COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

05010558

File Number: 82.2994

SEC MAIL PROCESSING RECEIVED AUG 17 2005 WASH, D.C. 192 SECTION

10 August 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Half Year Report

For the period ended 1 July 2005

Contents | **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 10 August 2005 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Kristina Devon	+61 2 9259 6185
Media – Alec Wagstaff	+61 2 9259 6571

ASX Listing Rule 4.2A.3

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Half Year Report

For the period ended 1 July 2005
compared to prior half year period ended 2 July 2004

Results for announcement to the market

This is the first half year financial report based on Australian equivalents to International Financial Reporting Standards ("AIFRS"), and comparatives for the half year ended 2 July 2004 and full year ended 31 December 2004 have been restated accordingly.

Group Results				
Revenue from sales of beverages and food ($M)	up	12.6%	to	1,873.3
Total revenue ($M)	up	14.4%	to	1,958.3
Earnings before interest and tax ($M)	**up**	**10.2%**	to	**267.4**
EBIT margin on revenue from sales of beverages and food	down	0.3 points	to	14.3
Profit from ordinary activities after tax attributable to members ($M)	**up**	**16.8%**	to	**145.2**
Net profit for the period attributable to members ($M)	**up**	**16.8%**	to	**145.2**

Group Ratios				
Earnings per share*	**up**	**11.9%**	to	**19.8¢**
Return on average capital employed	**up**	**0.6 points**	to	**19.9%**
Net debt to book equity	down	17.7 points	to	164.2%
Net debt to capital employed	**down**	**2.4 points**	to	**62.1%**
Capital expenditure to revenue from sales of beverages†	down	0.1 points	to	4.4%
EBIT interest cover			consistent at	4.3 times

** Earnings per share-based on weighted average shares of 733.1 million for 2005 half year and 701.3 million for 2004 half year.*
† Excludes SPCA and returnable containers.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Interim dividend	**14.0¢**	**14.0¢**
Previous corresponding period	12.5¢	12.5¢
The record date for determining entitlements to the interim dividend	**Friday, 26 August 2005**	

Half Year Commentary
For period ended 1 July 2005

10 August 2005

Highlights of 2005 Half Year Results

Coca-Cola Amatil delivered its ninth consecutive half year of double-digit earnings growth:

- **Net profit** increased by 16.8% to $145.2 million (or 13.7% on a pre AIFRS basis)
- **Earnings per share** increased by 11.9% to 19.8 cents (or up 8.8% on a pre AIFRS basis)
- **Return on capital employed** increased by 0.6 percentage points to 19.9% (or up 0.3 percentage points to 11.0% on a pre AIFRS basis)
- **Free Cash flow** generation remained solid with strong beverage cash flows of $137.8 million, up $24.9 million, and a seasonal cash outflow of $73.1 million for SPC Ardmona
- **Interim dividend per share** increased by 12.0% to 14.0 cents and franked to 100%

EBIT increased by 10.2% to $267.4 million due to continued strong results in Australia, the inclusion of SPC Ardmona for the first time and the best ever first half results out of PNG and Fiji. The result was delivered against a background of a softer consumer environment, particularly in the first quarter, more competitive trading conditions and the impact of two less trading days:

- **Australia** achieved strong EBIT growth of 9.8% (up $19.4 million) and continued to grow its operating EBIT margin to 21.3% (up from 20.1% in 2004). The earnings growth resulted from solid revenue management, further product and package innovation, growth in non-carbonated beverages, continued cold drink equipment placements and new outlet expansion. The softer trading environment experienced in the first quarter improved markedly in the May / June period.
- **Pacific** (New Zealand & Fiji) recorded flat EBIT, due primarily to a lower EBIT result from New Zealand, which had a soft start to the year with greater price competition, particularly in the juice category. Revenue growth for the region was strong at 10.2%. In local currency, New Zealand increased sales by 4.8%. Fiji delivered strong growth in both sales and earnings.
- **South Korea** recorded a decline in EBIT to $0.9 million. Trading was impacted by continued low consumer demand and a highly competitive environment. In May 2005 CCA launched its first major juice offering 'Minute Maid' into the South Korean market which has been received well by customers and to date has delivered results in line with expectations.
- **Indonesia** continued its improved performance and in local currency terms delivered its best first half EBIT and EBIT margin in four years. This is an excellent outcome in an operating environment dealing with natural disasters and higher raw material costs.
- **PNG** delivered its best ever half year result with EBIT in local currency up nearly 50%.
- **SPC Ardmona** delivered EBIT of $17.2 million for the first four months under CCA ownership which is in line with expectations. A comprehensive review of the business has been completed with key opportunities identified for the business going forward including product and pack innovation, new product development and supply chain improvements.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

Overview

In the first half of 2005, Coca-Cola Amatil (CCA) continued to deliver on its commitment to materially increase shareholder returns, delivering its ninth consecutive half year of double-digit earnings growth.

- **Net profit increased by 16.8% (or 13.7% on a pre AIFRS basis);**
- **Earnings per share increased by 11.9% to 19.8 cents (or up 8.8% on a pre AIFRS basis)**
- **EBIT increased by 10.2%;**
- **Beverages EBIT margin decreased by 0.2 percentage point to 15.4%;**
- **Food EBIT margin was 12.1%, versus 9.6% (6 months);**
- **Return on capital employed increased by 0.6 percentage points to 19.9.% (or up 0.3 percentage points to 11.0% on a pre AIFRS basis);**
- **Free Cash flow generation remained solid with strong beverage cash flows of $137.8 million, up $24.9 million, and a seasonal cash outflow of $73.1 million for SPC Ardmona;**
- **Capex to sales ratio was 4.9%;**
- **The dividend per share for the half year increased by 12.0% to 14.0 cents and is fully franked.**

Driving this consistent performance was the continued execution of the key business drivers of profitable revenue generation, disciplined capital management and improvement in customer service levels.

Coca-Cola Amatil's Group Managing Director, Mr Terry Davis, said "CCA's progress in improving shareholder returns continued to be driven by the focus on materially improving our customer relationships and from the goal to be the category leader and supplier of choice every time in each of our businesses."

"The Group's beverage EBIT margin, achieved in more difficult trading conditions, is testimony to the discipline applied in revenue management, balance between volume growth and need for recovery of cost of goods sold increases and indirect expense control. The solid result was achieved on beverage revenue of $1.7 billion and a 0.5% increase in volume to 303 million unit cases[1]."

"The ability of our business to consistently generate free cash flow was once again a highlight, with free cash flow at $64.7 million. The ongoing strength of CCA's business is reflected in the 12.0% increase in the interim dividend. Capital expenditure at 5% of revenue reflects the ongoing expansion of cold drink equipment and was within CCA's targeted spend of 5% to 6% of revenue." he added.

1. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

Formation of Asian Beverage Division
Following the recent strategic review of its operations, CCA has announced its intention to restructure its Asian business activities through the creation of an Asian Beverage Division (CCA Asia) which will include the South Korean, Indonesian and PNG beverage businesses.

Mr. Davis said, "The restructuring of these developing businesses under one division recognises the need to increase management focus and capability in the region, especially in the South Korean business."

Mr. Davis advised that Mr. Peter Kelly, formerly Operations Director for the Australian beverage business and with 17 years experience in the Coca-Cola system, will head up CCA Asia and Mr. Reg Randall, South Korean Executive Director Sales, has become acting Managing Director of CCA Korea replacing Mr. David Westall.

Reporting responsibility for PNG will move to Mr. John Seward, Managing Director of CCA Indonesia.

SPC Ardmona Review
CCA Group's half year result includes four months of SPC Ardmona (SPCA) which was acquired on 25 February 2005. A detailed strategic review of both SPCA and of CCA's existing beverage business has been completed in order to activate the immediate opportunities as well as assess the medium term direction for the Company.

The key areas of opportunity identified for SPCA are in the areas of product and package innovation, new product development, key account management skills, supply chain improvements, modernising manufacturing and distribution efficiencies.

Mr Terry Davis said, "The integration of the SPC Ardmona business is on track and forecast synergies are ahead of initial expectations. Business combination synergies are expected to generate cost savings to the group of approximately $10 to $15 million per annum for each of the next three years. We expect to invest half of these savings into marketing initiatives and organisational capability improvements.

Grinders Coffee Acquisition
CCA announced that it had reached agreement to purchase the business and assets of the Grinders Coffee Group (Grinders). Grinders, founded in Melbourne in 1962, roasts, grinds, packs and sells coffee and provides coffee equipment and service to approximately 2,000 trade customers. The business employs 50 people with annual revenue projected to be around $11 million and the acquisition will also provide additional revenue to Quirks, CCA's equipment service arm.

"The Grinders acquisition, though a small bolt on, expands our food business and presents an opportunity to leverage our existing customer relationships and to gain greater insight and greater service capability into the important restaurant and café sector", said Mr Terry Davis.

It is CCA's intention to offer employment to all current Grinders' employees. Mr Giancarlo Giusti, the firms co-founder and known in the Victorian market as "il Professore di cafe", has agreed to be CCA's Coffee Ambassador. He will be available for promotional activities for the business, coffee blend development and to provide industry insight to CCA.

Completion is expected later this month and is subject to finalisation of related agreements. The acquisition will be earnings per share positive in the first year.

Trading Outlook for Second Half of 2005

On the basis of a continuation of current trading conditions, CCA expects to deliver low double digit net profit growth for the second half of 2005. Detailed below are the key factors that are likely to impact on CCA's second half 2005 results:

- Ongoing momentum in the Australian and New Zealand beverage business, with continued cold drink equipment placement, non-carbonated beverage expansion, outlet expansion;
- Higher raw material costs, principally from further increases in commodity and fuel prices will result in 5% to 6% increase in the CCA Group's 2005 cost of goods sold. It is expected that these cost increases will continue to be recovered through increased pricing and other revenue management initiatives;
- Should consumer confidence not improve in South Korea, and the increase in consumer marketing spend in the second half not drive consumer purchase behaviour, this would impact CCA's volume growth in the second half. CCA continues to work constructively with TCCC to develop a revised operational model to establish a longer term growth platform for the business;
- Luxury Goods Tax in Indonesia, removed in January from carbonated soft drinks, is expected to benefit trading in the second half. However the fuel subsidy which was removed at the same time, combined with the impact of natural disasters, added further strain to an economy which was showing some signs of recovery. Pricing in local currency is expected to improve in the second half as the economy gradually recovers;
- Recent acquisitions of Crusta Fruit Juices, Quirks Refrigeration and the Northern Territory Coca-Cola license from Parmalat performing in line with expectations and are expected to generate EBIT of approximately $10 million in 2005; and
- CCA expects the integration benefits of SPC Ardmona to gain momentum from the second half. SPCA is expected to contribute materially to the CCA Group net profit for the full year.
- Capital expenditure is expected to be at approximately 4% to 5% of revenue for base capex with an incremental 2% to 3% for infrastructure related expenditure in the second half.

Half Year Commentary
For period ended 1 July 2005

10 August 2005

Financial Commentary

	H1 2005	H1 2004	Change
Corporate Costs/Other Expenses ($ million)	**17.3**	16.5	*0.8*
Free Cash Flow	**64.7**	112.9	*(48.2)*
- Beverages	***137.8***	*112.9*	*24.9*
- SPCA	***(73.1)***	-	*(73.1)*
Working Capital ($ million)	**737.5**	386.0	*351.5*
Net Debt to Book Equity	**164.2%**	181.9%	
EBIT Interest Cover (times)	**4.3x**	4.3x	
Effective Tax Rate	**29.2%**	33.0%	
Interim Dividend per Share (cents)	**14.0c**	12.5c	
Franking	**100%**	100%	

Corporate Costs/Other Expenses

The $0.8 million increase in corporate costs & other expenses has been primarily driven by increases in labour and related costs.

Free Cash Flow

For the first half of 2005 CCA generated free cash flow of $64.7 million, as follows:

	H1 2005	H1 2004	Change
EBIT	**267.4**	242.7	*24.7*
Depreciation & amortisation	**91.9**	82.8	*9.1*
Change in working capital	**(58.7)**	56.5	*(115.2)*
Net Interest paid	**(60.7)**	(55.0)	*(5.7)*
Taxation paid	**(90.3)**	(135.6)	*45.3*
Operating cash flows	**149.6**	191.4	*(41.8)*
Capital expenditure	**(92.6)**	(83.8)	*(8.8)*
Proceeds from sale of PPE & other	**7.7**	5.3	*2.4*
Free Cash Flow	**64.7**	112.9	*(48.2)*
Beverages	***137.8***	*112.9*	*24.9*
SPC Ardmona	***(73.1)***	-	*(73.1)*
Free Cash Flow	***64.7***	*112.9*	*(48.2)*

Free cash flow was down $48.2 million from last year due mainly to the seasonal influence of SPC Ardmona's first half operating cash flow. CCA beverages free cash flow remained very strong at $137.8 million, up $24.9 million from the first half of 2004.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

SPCA's first half cash flow and working capital are significantly impacted by the deciduous fruit season (January to May) in which payments to fruit growers and payment for packaging (including tin cans) are made. In addition, due to the scale of the manufacturing and packaging of product, two thirds of annual employee costs are incurred and paid in the first half.

Due to a substantially higher crop off take in 2005 (compared to 2004), SPCA's working capital was materially higher than working capital reported by SPCA last year.

Working Capital

Working capital increased by $242.9 million since 31 December 2004, reflecting the inclusion of working capital of $243.6 million from the acquisition SPC Ardmona in February 2005.

Net Debt & Interest

Since 31 December 2004, CCA's net debt increased by $552.4 million to $2.09 billion.

	H1 2005	H2 2004	*Change*
Net debt:			
Interest bearing liabilities	**2,041.7**	1,588.7	*453.0*
Net derivatives	**247.1**	228.0	*19.1*
Less: Cash	**(199.6)**	(279.9)	*80.3*
	2,089.2	1,536.8	*552.4*
Net debt / equity	**164.2%**	164.8%	
Interest cover (EBIT / net interest)	**4.3x**	4.7x	

This was primarily attributable to the $241.8 million in cash paid for the SPC Ardmona acquisition and the $225.5 million in net debt acquired from SPCA.

CCA's net borrowing expense rose by $8.4 million to $62.3 million and notwithstanding the impact of the SPC Ardmona acquisition, EBIT interest cover remained at a very strong level of 4.3 times.

Taxation

The average taxation rate for the Group in the first half of 2005 was 29.2%, compared to 33.0% in the prior comparable period. The effective tax rate was lower than the Australian rate of 30% due primarily to an adjustment to the overseas withholding tax provision, resulting from a reduction in the retained earnings of CCA's overseas entities as at balance date.

CCA advised the market in February 2005 that the tax authorities in South Korea had raised concerns in their latest audit. CCA advises that additional information provided has satisfied the concerns of the Korean tax authorities and the issue has been resolved with no adjustment being made.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

Interim Dividend
The interim dividend has been increased by 12.0% to 14.0 cents per share fully franked (at the 30% corporate tax rate).

The Record Date for determining dividend entitlements is 26 August 2005 and the interim dividend will be paid on 3 October 2005.

CCA continues to expect that it will be able to fully frank its dividends for at least the next two years.

Change in Segment Reporting
The acquisition of SPC Ardmona in February 2005 has resulted in the creation within CCA of separate business units for beverages and food.

The food segment will include SPCA which processes and markets ready-to-eat fruit, vegetables and other food products.

The beverage segment will report by the geographic regions Australia, Pacific (combining New Zealand and Fiji), South Korea and Indonesia & PNG. The Indonesia & PNG segment also reflects the change in reporting line for PNG to Indonesia.

Operational Review of Performance

Australia

	H1 2005	H1 2004	*Change*
Revenue from sales of beverages ($ million)	**1,023.0**	988.0	*3.5%*
Revenue per unit case	$6.60	$6.32	*4.4%*
Sales Volume (million unit cases)	154.9	156.3	*-0.9%*
EBIT ($ million)	**217.8**	198.4	*9.8%*
EBIT Margin	**21.3%**	20.1%	*1.2pts*
Capital Expenditure to Revenue	**4.4%**	4.6%	

The Australian business achieved strong EBIT growth of 9.8% on revenue growth of 3.5%. This is an outstanding result in the generally softer retail environment experienced in the first quarter, particularly in NSW. Due to increases in commodity costs (particularly PET resin, aluminium and sugar), cost of goods sold have increased and to date this increase is being recovered through higher pricing and other revenue management initiatives. CCA's major brands maintained their market share in the supermarket channel despite heavy discounting by our major competitor. The pricing discipline and category leadership strategy developed by CCA continues to provide a sustainable platform for growing its customer and consumer relationships.

The Australian business has continued to benefit from the execution of the key business drivers of product innovation, non-carbonated beverages expansion, cold drink placement and new outlet expansion.

- **Product Innovation**: 'Coke with Lime', 'Sprite Zero' and innovative packaging on our water brands continues to drive consumption. Carbonated soft drink (CSD) brands again delivered positive revenue growth led by diet CSDs, including 'diet Coke' which grew more than 7%.

- **Non-Carbonated Beverages (NCB):** CCA has a 3% share of the Australian juice segment and 'Fruitopia J' and 'Fruitopia Classic' (launched in June and July 2005) are the first new products in CCA's expansion into the juice segment. 'Fruitopia J' is a significant breakthrough in juice formulation for Australian consumers, providing a great tasting shelf stable brand. 'Fruitopia Classic', a unique blend of fresh and concentrate juice, is the first time Fruitopia has been offered in the supermarket channel. Both these brands are being supported by significant marketing investment. The acquisition of Crusta Fruit Juice in October 2004 has provided CCA with access to expertise in premium juice and an efficient cold chain distribution network.

  Revenue from NCB's grew strongly and accounted for almost 20% of CCA's Australian revenue. Growth in NCB's has been led by double digit growth in water ('Mount Franklin', 'pump') and ready-to-drink tea ('Nestea').

- **Cold Drink Placement**: CCA's cooler placement program, with a net increase of over 5,000 cold drink coolers (1 door equivalents) in the year, continues to support both the convenience & leisure channel and supermarkets. At the end of the first half of 2005, CCA had approximately 120,000 cold drink machines (1 door equivalents) in the Australian market.

- **Outlet Expansion**: retail customer numbers grew, in net terms, by over 2% with CCA servicing over 100,000 outlets at the end of the first half. This growth has been achieved

from a focus on ranging our products in non-traditional outlets and CCA's Hotel, Restaurant and Café strategy is generating strong incremental revenue growth with the licensed channel growing revenue by over 7% over the past 6 months.

- **Pricing**: the 4.4% revenue per unit case growth in the first half of 2005 reflects a 5% (average) price increase in early December 2004 on all cold drink packages and a 5% price increase taken on ambient take-home packs sold in the supermarket channel in February 2005. The price increase was taken to recover an increase in cost of goods, principally from higher PET bottle and aluminium can costs. CCA maintained price discipline in the supermarket channel during the first half of 2005 despite strong competition in order to maintain category profitability. As a result CCA experienced some volume decline in the first quarter but recovered most of this during the second quarter.
- **Volume**: the Australian business has cycled a very strong half year 2004 in which volumes grew by 7.6% (excluding Neverfail). To maintain the volume gains that were made in 2004 is a strong result given a soft first quarter, aggressive pricing in the grocery channel by CCA's major competitor and two less trading days.
- **Strong Growth in EBIT Margin:** the improvement in margin from 20.1% to 21.3% was achieved through CCA's pricing discipline and containment of operating expenses.
- **Supply Chain:** development approval has been granted for a warehousing and distribution facility at Eastern Creek and this, together with a significant investment in automated warehousing at our Northmead site, will lead to significantly enhanced customer service and reduction in supply chain costs. $180 million will be invested over four years on this initiative.
- Capital expenditure was 4.4% of revenue in the first half on 2005.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

Pacific (New Zealand & Fiji)

	H1 2005	H1 2004	*Change*
Revenue from sales of beverages ($ million)	**219.8**	199.4	*10.2%*
Revenue per unit case	$6.66	$6.21	*7.2%*
Sales Volume (million unit cases)	33.0	32.1	*2.8%*
EBIT ($ million)	**37.5**	37.5	*0.0%*
EBIT Margin	**17.1%**	18.8%	*-1.7pts*
Capital Expenditure to Revenue	**4.4%**	2.0%	

EBIT growth for the Pacific region was flat for the first half of 2005. In local currency terms, EBIT growth was strong for Fiji and down slightly for New Zealand. The New Zealand business had a soft start to the year with strong price competition in the juice category and cost of goods increases, reflecting higher commodity prices, impacting earnings. As a consequence, price rises were delayed until July 2005, with an average 5% increase taken across all channels. Revenue per case increases resulted from a mix shift to higher value products including energy drinks and a channel shift to the convenience and leisure channel.

New Zealand achieved 6.6% revenue growth in the convenience and leisure channel (in local currency terms), a result of:

- **Product Innovation:** In a global first for the Coca-Cola System, New Zealand launched 'Coke with Raspberry' and 'diet Coke with Raspberry' in June 2005. It was the first time that the Coca-Cola flavour and the diet Coke flavour have been launched simultaneously and sales to date have been in line with expectations. Energy and sports drinks continue to experience strong double digit growth after the launch of 'E2 Energy' in September 2004.
- **Non-Carbonated Beverages:** CCA's water category continues to perform strongly with sales growth of 45%, led by 'pump'. 'Kiwi Blue' was relaunched last year and continues to grow strongly with sales increasing by 3 times over the past twelve months. 'Aquashot', a lightly flavoured water launched in July 2004, also performed well and remains in strong growth. 'Keri' juice, which is now New Zealand's number one juice brand, continued to maintain its market leadership position despite increased price competition and now has 32% market share in the supermarket channel.
- **New outlet expansion:** CCA has developed its customer management strategy in New Zealand, to mirror the successful Australian model in order to increase sales force effectiveness in new business activation and to better service its existing customer base in the convenience and leisure channel. There was a 5% increase in the employee base over the same period last year but is largely in line with the numbers at the beginning of the year.

Fiji delivered its best ever half year result with sales growing 14.1% and margins increasing by 4.7 points.

South Korea

	H1 2005	H1 2004	*Change*
Revenue from sales of beverages ($ million)	**310.5**	288.2	*7.7%*
Revenue per unit case	$4.93	$4.52	*9.1%*
Sales Volume (million unit cases)	63.0	63.7	*-1.1%*
EBIT ($ million)	**0.9**	12.9	*-93.0%*
EBIT Margin	**0.3%**	4.5%	*-4.2pts*
Capital Expenditure to Revenue	**5.3%**	8.5%	

Trading in South Korea remained impacted by high levels of household debt and continued low consumer demand for non-alcoholic ready to drink beverages. Consequently, CCA saw little improvement in first half trading from that experienced in the second half of 2004. EBIT delivered for the first half was $0.9 million, compared to $12.9 million delivered in the first half of 2004. Despite the difficult trading environment, CCA continues to improve in-market execution capabilities and continues to review the options available to reduce its high operating cost base.

- **Strengthening Sales and Marketing:** CCA began its upgrade of sales force capabilities, modernisation of sales execution practices, and the development of model markets in the second half of 2004. TCCC has also materially increased advertising in recent months to improve the relevance of Korea's favourite beverage, brand 'Coca-Cola', with youth. Good volume growth was recorded in those outlets where modern merchandising standards have been applied, albeit from a low base.
- **Non-Carbonated Beverages**: In June 2005, CCA launched 'Minute Maid' (the world's largest juice brand) to strengthen CCA's overall product portfolio in the South Korean market. Juice is the second largest segment by value in the non-alcoholic ready to drink market, behind carbonated soft drinks, with approximately 26% of that market at a wholesale value estimated at $800 million.

  In the period since its launch, the new 'Minute Maid' range (100% juice, Bone PLUS, Heart PLUS and Kids PLUS) has sold over 2 million unit cases. 'Minute Maid' has now launched additional ranges including 100% Grape and Tomato and Fresh mix (Grapefruit+Orange, Lychee+Apple), which are less than 25% juice products.
- **Pricing:** sales revenue and revenue per case declined slightly in local currency terms by 2% and 1% respectively, despite growing in Australian dollar terms, reflecting introductory pricing for the Minute Maid launch and a mix shift to water and to the lower priced CSD packages.

Indonesia & PNG

	H1 2005	H1 2004	Change
Revenue from sales of beverages ($ million)	**178.1**	188.4	*-5.5%*
Revenue per unit case	$3.39	$3.79	*-10.6%*
Sales Volume (million unit cases)	52.5	49.7	*5.6%*
EBIT ($ million)	**11.3**	10.4	*8.7%*
EBIT Margin	**6.3%**	5.5%	*0.8pts*
Capital Expenditure to Revenue	**9.5%**	5.3%	

The Indonesia & PNG region delivered a strong 8.7% growth in EBIT for the first half of 2005. In local currency terms, Indonesia delivered its best first half EBIT and EBIT margin for four years and PNG delivered its strongest ever EBIT and EBIT margin. Both countries delivered positive sales growth in local currency. However, in Australian dollars, sales showed a decline of 5.5% primarily due to the 11.3% depreciation of the Indonesian Rupiah over the period.

The Indonesian business has benefited from the abolishment of the 10% luxury goods tax on carbonated soft drinks. However, the removal of the fuel subsidy impacted consumer confidence and the natural disasters led to a considerable proportion of Indonesians' disposable income being diverted to relief donations. Spending on discretionary goods, including CCA's products, declined in the first quarter but recovered in the second quarter with volume growing by 6.0% for the half year.

- **Expanding the Soft Drink Culture:** Working in tandem with TCCC, additional resources have been allocated by CCA and TCCC (advertising and people) to balance the need for affordability of our brands and financial returns required in order to build a stronger soft drink culture within Indonesia. CCA is focusing on the increasing availability and presence of the brands as well as building stronger customer relationships in the modern channel. The 6.0% volume growth in the first half of 2005 was achieved in both the modern and traditional channels and came at the expense of the lower margin wholesalers. Revenue from CSDs grew by nearly 3%, in local currency terms, led by brand 'Coca-Cola', 'Sprite' and 'Fanta'.
- **Sales execution:** There has been a significant increase in the size and capability of the sales force. Initiatives have included the implementation of dedicated foodstore key account management, selling and merchandising resource across all channels and the development and implementation of relevant merchandising standards for the modern channel.
- **Outlet expansion:** In January CCA launched its Traditional Foodservice initiative to build more volume in the small customer segment. By partnering with small wholesalers/businesses CCA has already accessed 70,000 new outlets, representing 1.3 million unit cases. CCA has gained a further net 13,000 new direct customers adding sales of another 1.3 million unit cases.
- **Pricing:** Price increases on cans, PET packages and returnable glass bottle (RGB) packs have occurred in July 2005. Price increases are in the range of 4 to 5%.
- **Cold Drink Placement:** CCA's cold drink equipment placement program continued and remains a key element of the strategy to increase the presence and availability of cold product. 9,400 coolers and 28,100 ice chests have been placed in the first six months of 2005. CCA is on track to increase its total cooler base in Indonesia by 20% this year.

Half Year Commentary
For period ended 1 July 2005

10 August 2005

SPC Ardmona

	4 months H1 2005	H1 2004	*Change*
Revenue from sales of food ($ million)	**141.9**	n/a	n/a
EBIT ($ million)	**17.2**	n/a	n/a
EBIT Margin	**12.1%**	n/a	n/a
Capital Expenditure to Revenue	**2.9%**	n/a	

In the first four months under CCA ownership, SPC Ardmona delivered an EBIT of $17.2 million, which was in line with expectations. This compares very favourably to a pre-CCA ownership performance by SPCA in the first half of 2004 (6 months) EBIT of $20.1 million and a full year 2004 EBIT of around $45.0 million.

The initial business review of SPC Ardmona has identified opportunities in the areas of:
- **Product and package innovation:** SPCA's product and package innovation capability for its leading brands of Goulburn Valley, SPC, Ardmona and IXL. The focus will be on increasing convenience of packaging and shifting a greater range of products to the high growth plastic resealable containers;
- **New channels opportunities:** Opportunities to leverage CCA's distribution capabilities to take SPCA products into new channels. Later this year a number of products, including Goulburn Valley snack packs, will be launched in the convenience and leisure channel which will broaden CCA's health and well being convenience offering.
- **New product development:** Greater resources will be allocated to the push into health, wellbeing and lifestyle products by acceleration of new product development under the SPCA range of brands with particular emphasis on nutrition and snacks and healthy meal replacement options.
- **Key account management skills**: Key senior beverages management have been transferred to SPCA, including Head of Sales and Key Account Management. The focus will be on improving in-store positioning of product, introducing greater joint merchandise planning functionality with retailers and developing category growth initiatives.
- **Supply chain improvements:** Particularly in procurement, warehousing and manufacturing. SPCA will reduce the number of offsite finished goods warehouses from 12 to 2 with the construction of a 20,000m^2 warehouse adjacent to the Shepparton manufacturing facility at a total cost of $16m expected to be operational by the end of 2006 with savings to be generated in excess of $2.0 million per annum. SPCA will drive manufacturing efficiencies by increasing capacity by 30% for the high growth resealable plastic fruit packs and achieve cost reduction in the post production, labelling and handling activities through upgrading of manufacturing equipment.

Capex to sales ratio is likely to increase to between 5 and 6% for the full year 2005, in line with the desire to rapidly improve both the manufacturing and distribution capabilities of the SPCA business.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

International Financial Reporting Standards

Australian Equivalents to International Financial Reporting Standards (AIFRS) affect CCA from 1 January 2005. As a result, the financial report for the first half of 2005 is CCA's first report under the new standards. Comparative financial information is disclosed in the accounts and applies AIFRS for transition adjustments to the opening balance sheet at 1 January 2004. Half year comparatives have been restated to comply with AIFRS in CCA's financial statements other than the impact of AASB 132 and AASB 139 relating Financial Instruments as the standards are only applicable from 1 January 2005.

The Chief Financial Officer of CCA, Mr John Wartig, said that AIFRS would have negligible impact on earnings beyond 2005 and <u>would not</u> affect:

- Cash flows
- Debt servicing capability; or
- Ability to pay dividends; and will have a

"First-time adoption of AIFRS results in a reduction in the equity of the consolidated group and therefore an increase in gearing ratios. Despite this, we do not anticipate any change to CCA's capital management policies or profitability, or any impact on CCA's ability to pay dividends in the future. Dividends are paid from the legal entity that has maintained positive retained earnings.

"The most significant adjustment is the reversal of Investment in Bottler Agreements (IBAs) revaluations carried out in 1999. As announced in CCA's 2004 result in February, revaluation of CCA's IBAs is not permitted under AIFRS. This resulted in the reversal of the previous revaluations which were permitted under the old Australian accounting standards. The $1.9 billion reversal did impact consolidated retained earnings and net assets in CCA's opening AIFRS balance sheet at 1 January 2004.

"Further to this adjustment, AIFRS adopts a comprehensive balance sheet focused approach to income taxes, replacing the current income statement approach. The comprehensive balance sheet method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its value in a tax based balance sheet. CCA has recorded a transition adjustment of ($264 million) to net deferred tax liabilities, resulting in a decrease in retained earnings. The adjustment arises mainly from deferred tax liabilities required under AIFRS in relation to Investment in Bottlers' Agreements", he said.

Together, these adjustments resulted in a decrease to equity of $2.2 billion on transition to AIFRS.

Mr Wartig emphasised that the changes resulted from mandated changes in accounting standards which had no affect on cash flows and therefore no affect on the economic value of the company.

Details of the impact of AIFRS are contained in note 3 in the Financial Report. The following tables summarise the impact to the Balance Sheet and Income Statement as at 31 December 2004.

Balance Sheet

Total Balance Sheet adjustments to net assets as at 31 December 2004 amounted to $2.181 billion. The key areas impacted by the adoption of AIFRS are:

Balance Sheet ($m) 31 Dec 04	Pre AIFRS	IBA reval	Deferred income tax adj relating to IBAs	Reset FCTR to zero	Other	Post AIFRS
Current assets	1,270				(22)	1,248
Investment in bottlers' agreements	3,333	(1,915)			6	1,424
Other non-current assets	1,314				(40)	1,274
Assets	**5,917**	**(1,915)**	**-**	**-**	**(56)**	**3,946**
Current liabilities	1,262				(65)	1,197
Deferred income tax liabilities	83		264		13	360
Other non-current liabilities	1,458				(2)	1,456
Liabilities	**2,803**	**-**	**264**	**-**	**(54)**	**3,013**
Contributed equity	1,672				-	1,672
Shares held by equity compensation plan	-				(10)	(10)
Reserves	(370)			422	12	64
Retained earnings / (accumulated losses)	1,800	(1,915)	(264)	(422)	1	(800)
Outside equity interests	12				(5)	7
Equity	**3,114**	**(1,915)**	**(264)**	**-**	**(2)**	**933**

Investments in Bottlers' Agreements – the revaluation of CCA's investments in bottlers' agreements (IBAs) at fair value is not permitted under AIFRS. This has resulted in the reversal of the previous revaluation, which was permitted under the previous Australian accounting standards. The $1.9 billion reversal of the previous revaluation of IBAs impact retained earnings and net assets in CCA's opening AIFRS balance sheet.

Income Taxes – AIFRS adopts a comprehensive balance sheet focused approach to income taxes, replacing the current income statement approach. The comprehensive balance sheet method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its value in a tax based balance sheet. CCA has recorded an adjustment of ($264 million) to net deferred tax liabilities, resulting in a decrease in retained earnings. The adjustment arises mainly from deferred tax liabilities required under AIFRS in relation to Investment in Bottlers' Agreements.

Foreign Exchange – under AIFRS, CCA elected to reset the foreign currency translation reserve to zero. This has impacted retained earnings by $422 million.

Half Year Commentary
For period ended 1 July 2005 10 August 2005

Income Statement
The impact of AIFRS to the Income Statement is not material with NPAT for the year ended 31 December 2004 reducing by 1.3% compared to NPAT reported before the introduction of AIFRS.

Income Statement ($m) **31 Dec 04**	**Post AIFRS 2004**	**Pre AIFRS 2004**	*% Change*
EBIT (before significant items)	**518.3**	517.6	*0.1%*
Net borrowing expenses	**(111.0)**	(111.0)	-
Profit before tax	**407.3**	406.6	*0.2%*
Income tax expense	**(132.6)**	(128.2)	*3.4%*
Minorities	**(0.4)**	(0.4)	-
NPAT (before significant items)	**274.3**	278.0	*(1.3%)*
Effective tax rate	**32.6%**	31.5%	*+1.1pts*

Income tax expense for the 2004 full year was restated from $128.2 million to $132.6 million, an increase in the effective rate from 32.6% to 31.5% for that period. The increase was a largely a consequence of deferred income tax assets which were previously taken as a credit to tax expense.

ENDS

Directors' Report
Coca-Cola Amatil Limited

For the half year ended 1 July 2005

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its controlled entities (Group) for the half year ended 1 July 2005.

Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the half year and/or until the date of this Report are –

David Michael Gonski, AO
Jillian Rosemary Broadbent, AO
Terry James Davis
Irial Finan*
Geoffrey James Kelly
Wallace Macarthur King, AO
David Edward Meiklejohn≠
Henry Aaron Schimberg†
Melvyn Keith Ward, AO

* *Appointed 9 August 2005.*
≠ *Appointed 25 February 2005.*
† *Resigned 9 August 2005.*

Review of operations

The Group's revenues from sales of beverages and food for the half year were $1,873.3 million compared with $1,664.0 million for the corresponding period in 2004. The Group's earnings before interest and tax for the half year was $267.4 million compared with $242.7 million for the corresponding period in 2004. The Group's net profit attributable to members of the Company for the half year was $145.2 million compared with $124.3 million for the corresponding period in 2004.

Further details of the operations of the Group during the half year are set out in the attached financial report.

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Directors' Report
Coca-Cola Amatil Limited

For the half year ended 1 July 2005

Auditors Independence Declaration

We have obtained the following independence declaration from our auditors, Ernst & Young.

ERNST & YOUNG

■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's Independence Declaration to the Directors of Coca-Cola Amatil Limited

In relation to our review of the financial report of Coca-Cola Amatil Limited for the half-year ended 1 July 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Graham Ezzy
Partner
Sydney
10th August 2005

Ernst & Young

Signed in accordance with a resolution of the Directors.

T.J. Davis
Sydney
10th day of August 2005

Consolidated Income Statements

Coca-Cola Amatil Limited

For the half year ended 1 July 2005

	Refer Note	**1 Jul 2005 $M**	2 Jul 2004 $M
Revenues before interest income	4	**1,950.9**	1,703.2
Expenses before borrowing expenses	5	**(1,683.5)**	(1,460.5)
Earnings before interest and tax	7	**267.4**	242.7
Net borrowing expenses			
Interest income	4	**7.4**	8.6
Borrowing expenses	5	**(69.7)**	(65.7)
		(62.3)	(57.1)
Profit before income tax expense	4&5	**205.1**	185.6
Income tax expense	6	**(59.9)**	(61.2)
Profit for the period		**145.2**	124.4
Net profit attributable to outside equity interests		**-**	(0.1)
Profit attributable to members of Coca-Cola Amatil Limited		**145.2**	124.3

Earnings per share (EPS)	**¢**	¢
Basic EPS	**19.8**	17.7
Diluted EPS	**19.7**	17.6
Final dividend paid per ordinary share	**15.5**	13.0

Notes appearing on pages 25 to 43 to be read as part of the financial statements.

Consolidated Balance Sheets

Coca-Cola Amatil Limited

As at 1 July 2005

	Refer Note	1 Jul 2005 $M	31 Dec 2004 $M	2 Jul 2004 $M
Current assets				
Cash and cash equivalents		**199.6**	279.9	325.4
Trade and other receivables		**479.9**	517.0	371.2
Inventories		**636.6**	384.0	340.9
Prepayments		**71.7**	58.6	74.1
Derivatives		**42.6**	–	–
		1,430.4	1,239.5	1,111.6
Non-current assets classified as held for sale		**2.6**	8.5	26.5
Total current assets		**1,433.0**	1,248.0	1,138.1
Non-current assets				
Other receivables		**14.1**	15.6	12.5
Investments in securities		**–**	0.1	0.3
Investments in bottlers' agreements		**1,468.9**	1,423.6	1,421.2
Property, plant and equipment		**1,414.5**	1,221.7	1,195.7
Intangible assets		**413.4**	22.0	18.1
Prepayments		**19.9**	8.4	9.5
Deferred income tax assets		**1.2**	1.1	0.5
Defined benefit superannuation plan asset		**3.4**	4.8	6.0
Derivatives		**–**	0.2	7.9
Total non-current assets		**3,335.4**	2,697.5	2,671.7
Total assets		**4,768.4**	3,945.5	3,809.8
Current liabilities				
Trade and other payables		**379.0**	406.4	326.1
Interest bearing liabilities		**804.1**	377.3	209.1
Current income tax liabilities		**39.5**	62.7	41.0
Provisions		**62.3**	52.1	47.4
Accrued charges		**240.6**	225.0	205.3
Derivatives		**148.9**	73.7	9.9
Total current liabilities		**1,674.4**	1,197.2	838.8
Non-current liabilities				
Interest bearing liabilities		**1,237.6**	1,211.4	1,518.2
Deferred income tax liabilities		**352.3**	359.8	359.2
Provisions		**86.9**	85.3	80.1
Defined benefit superannuation plan liability		**3.8**	4.8	8.0
Derivatives		**141.0**	154.5	150.9
Total non-current liabilities		**1,821.6**	1,815.8	2,116.4
Total liabilities		**3,496.0**	3,013.0	2,955.2
Net assets		**1,272.4**	932.5	854.6
Equity				
Contributed equity	8	**1,966.5**	1,671.5	1,648.3
Shares held by equity compensation plan		**(10.4)**	(10.0)	(9.6)
Reserves		**84.2**	64.1	72.7
Accumulated losses		**(767.9)**	(799.8)	(864.0)
Equity attributable to members of Coca-Cola Amatil Limited		**1,272.4**	925.8	847.4
Outside equity interests in controlled entities		**–**	6.7	7.2
Total equity		**1,272.4**	932.5	854.6

Notes appearing on pages 25 to 43 to be read as part of the financial statements.

Consolidated Cash Flow Statements

Coca-Cola Amatil Limited

For the half year ended 1 July 2005

	Refer Note	1 Jul 2005 $M	2 Jul 2004 $M
Inflows (outflows)			
Cash flows from operating activities			
Receipts from customers		**2,035.9**	1,844.9
Payments to suppliers and employees		**(1,735.3)**	(1,463.7)
Dividends received		**–**	0.8
Interest received		**8.1**	9.0
Interest and other borrowing expenses paid		**(68.8)**	(64.0)
Income taxes paid		**(90.3)**	(135.6)
Net cash flows from operating activities		**149.6**	191.4
Cash flows from investing activities			
Proceeds from disposal of property, plant and equipment		**8.6**	5.3
Payments for –			
additions of property, plant and equipment		**(92.6)**	(83.8)
acquisition of entities and operation (net)	13	**(286.6)**	–
additions of other non-current assets		**(0.9)**	–
Net cash flows used in investing activities		**(371.5)**	(78.5)
Cash flows from financing activities			
Proceeds from issue of shares		**14.4**	12.4
Proceeds from borrowings		**813.2**	397.0
Borrowings repaid		**(581.6)**	(380.0)
Dividends paid		**(105.0)**	(86.4)
Net cash flows from (used in) financing activities		**141.0**	(57.0)
Net increase (decrease) in cash and cash equivalents		**(80.9)**	55.9
Cash and cash equivalents held at the beginning of the half year		**279.3**	259.9
Exchange rate adjustments to cash and cash equivalents held at the beginning of the half year		**1.2**	4.4
Cash and cash equivalents held at the end of the half year	11	**199.6**	320.2

Consolidated Changes in Equity Statements

Coca-Cola Amatil Limited

For the half year ended 1 July 2005

	Refer Note	Equity attributable to members of Coca-Cola Amatil Limited Contributed equity $M	Shares held by equity compensation plan $M	Reserves $M	Retained earnings/ (accumulated losses) $M	Total $M	Outside equity interests $M	Total equity $M
At 1 January 2004 (AGAAP)	3i)	1,631.1	–	(419.0)	1,696.5	2,908.6	13.1	2,921.7
Adjustment on transition to all AIFRS net of tax, excluding AASB 132 and AASB 139		–	(9.3)	430.6	(2,593.6)	(2,172.3)	(6.0)	(2,178.3)
At 1 January 2004 – adjusted	3i)	1,631.1	(9.3)	11.6	(897.1)	736.3	7.1	743.4
Profit for the period		–	–	–	124.3	124.3	0.1	124.4
Currency translation differences		–	–	58.3	–	58.3	–	58.3
Shares issued	8	17.2	–	–	–	17.2	–	17.2
Movement in –								
Unvested shares held by equity compensation plan		–	(0.3)	0.3	–	–	–	–
Share-based remuneration plans		–	–	2.5	–	2.5	–	2.5
Dividends appropriated	9	–	–	–	(91.2)	(91.2)	–	(91.2)
At 2 July 2004	3i)	1,648.3	(9.6)	72.7	(864.0)	847.4	7.2	854.6

	Refer Note	Equity attributable to members of Coca-Cola Amatil Limited Contributed equity $M	Shares held by equity compensation plan $M	Reserves $M	Accumulated losses $M	Total $M	Outside equity interests $M	Total equity $M
At 1 January 2005	3i)	1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132 and AASB 139 net of tax		–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		1,671.5	(10.0)	57.3	(803.2)	915.6	6.7	922.3
Profit for the period		–	–	–	145.2	145.2	–	145.2
Currency translation differences		–	–	13.8	–	13.8	–	13.8
Shares issued	8	295.0	–	–	–	295.0	–	295.0
Movement in –								
Unvested shares held by equity compensation plan		–	(0.4)	0.4	–	–	–	–
Share-based remuneration plans		–	–	3.4	–	3.4	–	3.4
Derivatives		–	–	9.3	–	9.3	–	9.3
Dividends appropriated	9	–	–	–	(109.9)	(109.9)	–	(109.9)
Acquisition of outside equity interests	13	–	–	–	–	–	(6.7)	(6.7)
At 1 July 2005		1,966.5	(10.4)	84.2	(767.9)	1,272.4	–	1,272.4

Notes to the Consolidated Half Year Financial Statements
Coca-Cola Amatil Limited

For the half year ended 1 July 2005

1. Basis of Financial Report Preparation

This half year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 "Interim Financial Reporting", and other mandatory professional reporting requirements.

The half year financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2004 annual financial report of CCA, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("AGAAP") together with any public announcements made by CCA during the half year ended 1 July 2005.

This half year financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

a) Transition to AIFRS

i) Statement of compliance
The half year financial report complies with Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the half year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

This is the first half year financial report prepared based on AIFRS and comparatives for the half year ended 2 July 2004 and full year ended 31 December 2004 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 2 below.

Reconciliations of –

- AIFRS equity as at 1 January 2004 ("the transition date"), 2 July 2004 and 31 December 2004; and
- AIFRS profit for the half year 2 July 2004 and full year 31 December 2004;

to the balances reported in the 2 July 2004 half year report and 31 December 2004 full year financial report prepared under AGAAP are detailed in Note 3 below.

ii) AASB 1 transitional exemptions
The Group has made the following elections in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian equivalents to International Financial Reporting Standards" –

- Business combinations
  AASB 3 "Business Combinations" was not applied retrospectively to past business combinations that occurred before the date of transition to AIFRS.

- Fair value of properties as deemed cost
  The Group has elected to carry properties at the date of transition to AIFRS at fair value, and use that fair value as deemed cost at the date of transition to AIFRS.

- Employee benefits
  The Group has elected to recognise all cumulative actuarial gains and losses on the Group's defined benefit superannuation plans at the date of transition to AIFRS, and apply the "corridor" approach to actuarial gains and losses post transition (see Early adoption section below).

- Cumulative translation differences
  The Group has elected to reset the foreign currency translation reserve to nil at the date of transition.

- Share-based payment transactions
  AASB 2 "Share-Based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

1. Basis of Financial Report Preparation continued

- Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
  The Group has elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" from 1 January 2005.

- Early adoption
  In preparing the comparative figures, CCA Group has elected to early adopt the revised Accounting Standard AASB 119 "Employee Benefits" as issued in December 2004. In adopting this standard, CCA has opted to take the "corridor" approach to accounting for actuarial gains and losses in relation to the Group's defined benefit superannuation plans. Refer to accounting policy s) Employee Benefits – Pensions and Post Retirement Benefits for further details.

b) Principles of consolidation

The consolidated financial statements of the CCA Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. Controlled entities include special purpose entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

In preparing the consolidated financial statements, the effects of all transactions between entities in the Group have been eliminated.

The financial statements of subsidiaries have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

c) Use of estimates

In conforming with generally accepted accounting principles, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

2. Summary of Significant Accounting Policies

The accounting policies adopted have been applied consistently throughout the two reporting periods contained in the financial report with the exception of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which are only applicable from 1 January 2005.

a) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised –

i) Sale of goods and materials
Revenue is recognised when the significant risks and rewards of ownership of the goods has passed to the buyer and the amount of revenue can be measured reliably.

ii) Rendering of services
Revenue from installation and maintenance of equipment is recognised when the services have been performed and the amount can be measured reliably.

iii) Interest
Revenue is recognised as the interest accrues.

iv) Dividends
Revenue is recognised when the shareholder's right to receive the payment is established.

2. Summary of Significant Accounting Policies continued

a) Revenue continued

v) Rental income
Rental income arising from equipment hire is accounted for over the term of the rental contract.

Terms of trade in relation to credit sales average between 30 to 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

Revenue is recognised net of the discounts, allowances and applicable amounts of value added taxes such as the Australian goods and services tax.

b) Earnings per share

Basic EPS is calculated as net profit for the period attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit for the period attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

c) Dividends

Dividends are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

d) Foreign currency translations

Transactions in overseas currencies are converted to the applicable functional currency at the rate of exchange ruling at the date of each transaction. Foreign currency items in the balance sheet are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise; as are exchange gains or losses relating to cross currency swap transactions on monetary items.

The assets and liabilities of foreign controlled entities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. The exchange differences arising on the re-translation are taken directly to equity in the foreign currency translation reserve. The foreign currency translation reserve for all foreign operations, through adoption of an election on transition to AIFRS as at 1 January 2004, was deemed to be zero. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as a component of the gain or loss on disposal.

Both the functional and presentational currency of Coca-Cola Amatil Limited and its Australian subsidiaries is Australian dollars.

e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with maturity of three months or less when purchased. For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of bank overdrafts and call deposits (included in loans).

f) Recoverability of receivables

An allowance for doubtful debts is raised where the collection of the full amount of the debt is no longer probable. Bad debts are written off as incurred.

g) Inventories

Inventories are stated at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

2. Summary of Significant Accounting Policies continued

g) Inventories continued

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Costs of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

h) Investments in controlled entities

Shares in controlled entities, as recorded in the CCA Entity (Coca-Cola Amatil Limited) accounts, are carried at cost.

i) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost.

Investments in bottlers' agreements are not amortised as they are considered to have an indefinite life but will be tested annually for any impairment in the carrying amount.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Property, plant and equipment, other than freehold land, is depreciated or amortised on a straight-line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years
Plant and equipment	3 to 15 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

k) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property.

Operating lease payments are charged against profits as incurred.

l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

m) Intangible assets

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition the cost model is applied to the class of intangible assets. The useful lives of these intangible assets is assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statement, and charged on a straight-line basis.

2. Summary of Significant Accounting Policies continued

m) Intangible assets continued

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is taken to the income statement when incurred.

Intangible assets with indefinite lives are tested for impairment at least annually at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Development expenditure incurred on an individual project is carried forward when future recoverability can reasonably be assured. Following the initial recognition of development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure carried forward is amortised over the assets useful economic life.

The carrying value of development costs is reviewed for impairment annually when an asset is not in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

The estimated useful lives of existing intangible assets are as follows –

Customer Lists	10 years
Brand names	20 years
Development Costs	1 to 5 years

n) Goodwill

Goodwill is the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortised but will be tested annually for any impairment in the carrying amount.

Goodwill arising on the acquisition of subsidiaries is treated as an asset of the subsidiary. These balances are denominated in the currency of the subsidiary and are translated to Australian dollars on a consistent basis with the other assets and liabilities held by the subsidiary.

o) Recoverable amount of assets

At each annual reporting date, the Group assesses whether there is an indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of an asset exceeds recoverable amount, which is defined as the assets fair value less costs to sell. For the purpose of assessing impairment, assets are grouped at the level for which there are separately identifiable cash flows.

p) Payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at reporting date. Terms of trade in relation to payables average 30 to 60 days, however, these terms vary by country and business.

q) Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Where material, the effect of the time value of money is taken into account in measuring provisions by discounting the expected future cash flows at a rate which reflects both the risks specific to the liability, and current market assessments of the time value of money. Where discounting is applied, increases in the balance of provisions attributable to the passage of time are recognised as an interest expense.

2. Summary of Significant Accounting Policies continued

r) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled. Benefits expected to be settled after 12 months from the reporting date are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date.

s) Employee benefits – pensions and post retirement benefits

The Group operates a number of defined benefit and defined contribution superannuation plans. The defined benefit plans are made up of both funded and unfunded plans. The assets of funded schemes are held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under the "corridor" approach actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash flows using interest rates of government bonds, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees.

The Group's contributions made to defined contribution superannuation plans are charged against profits as incurred.

t) Employee benefits – equity compensation plans

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options are exercised and the proceeds received allocated to contributed equity.

Employer contributions to the Employees Share Plan are charged as an employee benefit expense over the vesting period. Any amount of unvested shares held by the trust are owned by the Group until they vest and are recorded at cost in the balance sheet within equity as shares held by equity compensation plan until they vest. The amount relating to the unvested obligation is recorded at balance date within equity as share-based remuneration plans until they vest.

Shares granted under the Long Term Incentive Share Plan are measured by reference to the fair value of the share at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo simulation methodology. The cost of shares is charged as an employee benefit expense over the vesting period together with a corresponding increase within equity as share-based remuneration plans, ending on the date on which the relevant employees become entitled to the award.

u) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

v) Income tax

Deferred income tax is provided for using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2. Summary of Significant Accounting Policies continued

w) Derivatives

The Group, through its operations internationally, is exposed to significant financial risks from movements in interest rates, foreign exchange rates and certain raw material commodity prices. The Group manages these exposures using a comprehensive set of policies and procedures approved by the Board. Financial risk is managed centrally and speculative trading is specifically prohibited by policy.

i) Interest rate risk management
The Group enters various derivative transactions with the objective of obtaining lower funding costs and a more stable and predictable interest cost outcome, principally employing the use of interest rate and cross currency swaps. In addition, forward rate agreements, caps, floors, swaptions and financial futures are utilised.

For interest rate swaps, the Group agrees with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Any amounts paid or received at the commencement of interest rate swaps are recognised as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation.

A cross currency swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap (using the same exchange rate), with the exchange of interest payments throughout the swap period.

Premiums paid or received for interest rate caps, floors or swaptions are amortised over the life of the instrument, which increases or decreases the effective interest cost of the underlying obligations, and benefits or costs associated with the use of financial futures are similarly amortised.

ii) Foreign exchange risk management
The Group enters into foreign currency contracts and foreign currency options to hedge capital obligations, expenses and revenues denominated in foreign currencies. Benefits or costs arising from currency hedges for expense and revenue transactions are brought to account in the income statement over the lives of the hedge transactions. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

iii) Commodity price risk management
The Group is exposed to commodity price and currency volatility in certain raw materials used in the business. The Group enters into forward transactions, futures, swaps and option contracts to hedge commodity exposures with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The hedging of the purchase of these commodities gives rise to gains and losses on revaluation of hedge contracts. These gains and losses are brought to account in the cost price of the commodity in the period the underlying transaction being hedged is recorded.

All derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently remeasured to their fair value. Changes in the fair values of derivative financial instruments are recognised periodically either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are highly effective, are recorded in the income statement, along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair values of derivative financial instruments that are designated and qualify as cash flow hedges, to the extent that they are effective as hedges, are recorded in equity. Changes in the fair values of derivative financial instruments not qualifying as hedges are reported in the income statement.

The Group documents at the inception of the transaction the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

3. Impact of Adoption of AIFRS

The impacts of adopting AIFRS on total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ("AGAAP") are illustrated below –

i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	31 Dec 2004 $M	2 Jul 2004 $M	1 Jan 2004 $M
Total equity under AGAAP	3,114.2	3,049.1	2,921.7
Adjustments to equity –			
A) Derecognition of 1999 revaluation increments of investments in bottlers' agreements (IBAs)	(1,914.5)	(1,914.5)	(1,914.5)
B) Deferred taxes on IBAs	(263.6)	(263.6)	(263.6)
C) Recognition of share-based remuneration plans in equity reserve	17.6	14.4	11.6
D) Recognition of shares held by equity compensation plan	(10.0)	(9.6)	(9.3)
E) Derecognition of deferred expenses	(7.8)	(8.2)	(5.1)
F) Change in rental revenue recognition policy	(6.7)	(6.7)	(7.1)
G) Recognition of defined benefit superannuation plans net deficit	6.5	10.4	5.5
H) Deferred taxes on previous property revaluations	6.1	6.1	6.1
I) Recognition of depreciation on idle assets	(6.0)	(10.4)	(5.3)
J) Movement in Foreign Currency Translation Reserve (FCTR) arising from restatement of balances under AIFRS	(5.0)	(15.3)	–
K) Derecognition of research and training costs	(4.6)	(5.3)	(5.9)
L) Change in deferred taxes relating to other AIFRS adjustment items	4.2	5.1	5.7
M) Recognition of revaluation and depreciation on properties no longer categorised as held for sale	1.3	0.9	0.7
N) Write-back of goodwill amortisation	0.5	0.5	–
O) Employee benefits adjustment	0.3	1.7	–
P) Recognition of deferred income tax assets previously derecognised	–	–	2.9
Total equity under AIFRS	932.5	854.6	743.4

A) Under AASB 138 "Intangible Assets" any revaluations performed on an intangible asset must meet certain criteria, including having an active market. In 1999, CCA revalued its IBAs to fair value as permitted under AGAAP. Under AIFRS, CCA's IBAs are deemed to be unique and to have no active market in existence. Therefore, all previous IBA revaluation increments were reversed on transition to AIFRS.

B) Temporary differences have arisen on certain IBAs under AASB 112 "Income Taxes". This is due to a difference in the carrying value and the respective tax base, of each IBA. This has resulted in an increase in deferred income tax liability.

C) AASB 2 "Share-based Payment" requires an expense to be recognised for services received in a share-based payment transaction when the services are received, with a corresponding increase in equity for an equity settled transaction. CCA previously recognised the liability for shares granted under the Long Term Incentive Share Plan (LTISP) as an employee benefit. The LTISP meets the definition of an equity settled transaction and accordingly the fair value at grant date has been transferred to a separate component of equity.

D) UIG Interpretation 112 "Consolidation Special Purpose Entities " requires consolidation of the trust that administers the Employees Share Plan (ESP). The unvested shares held by the trust are recognised as being owned by the Group until they vest and are now recorded at cost in the balance sheet within equity. CCA previously recognised the expense of the ESP as incurred and trust accounts were not consolidated. The amount relating to the unvested obligation of the trust is recorded in equity (refer note C).

3. Impact of Adoption of AIFRS continued

i) Reconciliation of total equity as presented under AGAAP to that under AIFRS continued

E) Certain deferred expenses were recognised under AGAAP, but do not qualify for recognition under AASB 138 "Intangible Assets".

F) Revenue from long term rental contracts is now accounted for over the term of the rental contract. Previously this revenue was recognised upon receipt of the upfront rental income.

G) A defined benefit superannuation plan asset and/or liability is recognised under AASB 119 "Employee Benefits". Under AIFRS this is measured by a regular actuarial assessment, in comparison to AGAAP which permitted the use of estimates outside the required triennial actuarial review periods.

H) Temporary differences are now accounted for on increments and decrements of previously revalued properties under AASB 112 "Income Taxes".

I) Idle assets or assets retired from active use, must be depreciated under AASB 116 "Property, Plant and Equipment". Under AGAAP, such assets ceased being depreciated.

J) On transition to AIFRS, CCA elected under AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", to deem cumulative translation differences for all foreign operations to be zero. AASB 121 "The Effects of Changes in Foreign Exchange Rates" required the FCTR to be restated for all adjustments made under AIFRS.

K) AASB 138 "Intangible Assets" prohibits the recognition of intangible assets arising from research activities (or the research phase of an internal project). The costs of such research activities must be expensed when incurred. Under AGAAP research expenditure could be capitalised where the benefits were beyond any reasonable doubt. AASB 138 "Intangible Assets" specifically prohibits the capitalisation of training costs.

L) AASB 112 "Income Taxes" adopts a "balance sheet approach" to accounting for income taxes. Each of the adjusting entries made on transition or during the comparative year were required to be tax effected. On transition, adjustments were made against retained earnings. In the comparative year for transactions recognised in profit or loss, any related tax effects are also recognised in profit or loss. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity.

M) The carrying amount of non-current assets held for sale no longer meeting that classification criteria have been adjusted by restating depreciation expense and revaluation increments and decrements that would have been recorded had the assets not been classified as held for sale under AASB 5 "Non-current Assets Held for Sale and Discontinued Operations".

N) Goodwill is no longer amortised from the transition date under AASB 3 "Business Combinations", but was amortised under AGAAP.

O) AASB 119 "Employee Benefits" provides wages and salaries, annual leave and sick leave as examples of short-term employee benefits. Liabilities for short-term employee benefits are to be measured at nominal amounts, whilst liabilities for long-term employee benefits are to be measured at present value. Under AGAAP wages and salaries, annual leave and sick leave were always measured at nominal amounts.

P) AASB 112 "Income Taxes" requires that a deferred tax asset must be recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Under AGAAP a deferred tax asset was recognised when there was virtual certainty that taxable profits would be available. As a result, deferred income tax assets were previously accounted for as a credit to tax expense. The probable criterion under AIFRS is less stringent than the virtual certainty criteria under AGAAP.

3. Impact of Adoption of AIFRS continued

ii) Adjustments to balance sheet classifications at 1 January 2004

	ASSETS						LIABILITIES		
Nature	Inventories $M	Prepayments (current and non-current) $M	Properties held for sale $M	Property, plant and equipment $M	Intangibles $M	Deferred income tax assets $M	Current income tax liabilities $M	Accrued charges $M	Deferred income tax liabilities $M
Assets held for sale separate disclosure on face of balance sheet	(25.1)	–	25.1	–	–	–	–	–	–
Land and buildings no longer meeting "held for sale" recognition criteria	(11.3)	–	–	11.3	–	–	–	–	–
Reclassification of assets characterised as intangible	–	(4.5)	–	(20.6)	25.1	–	–	–	–
Reclassification of the provision for withholding tax	–	–	–	–	–	–	(54.6)	–	54.6
Offsetting of deferred income tax assets and liabilities by tax jurisdiction	–	–	–	–	–	(46.7)	–	–	(46.7)
Other	(1.5)	(0.2)	–	1.3	–	–	–	(0.4)	–
Total	(37.9)	(4.7)	25.1	(8.0)	25.1	(46.7)	(54.6)	(0.4)	7.9

iii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	Year ended 31 Dec 2004 $M	Half year ended 2 Jul 2004 $M
Profit after tax under AGAAP	280.7	127.8
A) Derecognition of deferred expenses	(2.7)	(3.1)
B) Change in rental revenue recognition policy	0.4	0.4
C) Recognition of defined benefit superannuation plans net deficit	1.0	4.9
D) Recognition of depreciation on idle assets	(0.7)	(5.1)
E) Derecognition of research and training costs	1.3	0.6
F) Tax expense relating to AIFRS changes in deferred tax accounts	(1.5)	(0.6)
G) Adjustment on properties no longer categorised as held for sale	0.6	0.2
H) Write-back of goodwill amortisation	0.5	0.5
I) Employee benefit adjustments	0.3	1.7
J) Recognition of deferred income tax assets previously derecognised	(2.9)	(2.9)
Profit after tax under AIFRS	277.0	124.4

A) Certain deferred expenses were capitalised under AGAAP, but do not qualify for recognition under AASB 138 "Intangible Assets". The derecognition of deferred expenses during the period has resulted in a decrease in profit.

B) Revenue from long term rental contracts is now accounted for over the term of the rental contract. Previously this revenue was recognised at the commencement of the rental contract.

C) A defined benefit superannuation plan asset and/or liability is recognised under AASB 119 "Employee Benefits". Under AIFRS this is measured by a regular actuarial assessment, in comparison to AGAAP which permitted the use of estimates outside the required triennial actuarial review periods.

D) Idle assets must be depreciated under AASB 116 "Property, Plant and Equipment". Under AGAAP, such assets ceased being depreciated. The resulting depreciation on idle assets has resulted in a decrease in profit.

3. Impact of Adoption of AIFRS continued

iii) Reconciliation of profit after tax under AGAAP to that under AIFRS continued

E) AASB 138 "Intangible Assets" prohibits the recognition of intangible assets arising from research activities (or the research phase of an internal project). The costs of such research activities must be expensed when incurred. Under AGAAP research expenditure could be capitalised where the benefits were beyond any reasonable doubt. The derecognition of research and training costs has resulted in an increase in profit.

F) The tax effect of the adjustments above has resulted in an increase of $1.5 million and $0.6 million in deferred tax expense for the year ended 31 December 2004 and half year ended 2 July 2004 respectively.

G) The carrying amount of non-current assets held for sale no longer meeting that classification criteria have been adjusted by restating for revaluations and depreciation expense that would have been incurred had the asset not been classified as held for sale under AASB 5 "Non-current Assets Held for Sale and Discontinued Operations". The adjustment for revaluations and depreciation expense has resulted in an increase in profit.

H) Goodwill is not amortised under AASB 3 "Business Combinations", but was amortised under AGAAP. The reversal of amortisation expense has resulted in an increase in profit.

I) Under AASB 119 "Employee Benefits", short-term employee benefits are employee benefits (other than termination benefits) which fall due wholly within twelve months after the end of the period in which the employees render the related service. Liabilities for short-term employee benefits are to be measured at nominal amounts, whilst liabilities for long-term employee benefits are to be measured at present value. In comparison, AGAAP required wages, salaries, annual leave and sick leave to be measured at nominal amounts in all circumstances. The change in classification and subsequent measurement has resulted in an increase in profit.

J) Deferred income tax assets recognised on transition to AIFRS were recognised during the half year ended 2 July 2004 in the AGAAP financial statements.

iv) Explanation of adjustments between the cash flow statements presented under AIFRS and those presented under AGAAP.

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP, with the exception of a change in the amounts considered to fall under the definition of cash and cash equivalents. The balance of cash and cash equivalents at the transition date included a loan balance of $300.0 million, under AIFRS this amount is not considered to form part of cash or cash equivalents as defined in AIFRS AASB 107 "Cash Flow Statements".

	1 Jul 2005 $M	2 Jul 2004 $M
4. Revenues		
Revenue		
Sales		
Beverages	**1,731.4**	1,664.0
Food	**141.9**	–
	1,873.3	1,664.0
Other revenue		
Sales of materials	**44.0**	30.5
Rendering of services	**3.2**	1.5
Rental and other trading revenue	**30.4**	7.2
Total revenues – before interest income	**1,950.9**	1,703.2
Interest income	**7.4**	8.6
Total revenues	**1,958.3**	1,711.8

5. Profit for the Period

Profit before income tax expense has been arrived at after including –

	1 Jul 2005 $M	2 Jul 2004 $M
a) Expenses		
Cost of goods sold		
Beverages	**924.0**	877.7
Food	**102.6**	–
Materials	**41.8**	28.5
	1,068.4	906.2
Selling	**297.2**	269.4
Warehousing and distribution	**192.4**	163.3
Administration and other	**125.5**	121.6
Total expenses – before borrowing expenses	**1,683.5**	1,460.5
Borrowing expenses		
Interest expense	**72.3**	63.4
Other borrowing (gains) expenses	**(2.6)**	2.3
Total borrowing expenses	**69.7**	65.7
Total expenses	**1,753.2**	1,526.2

	1 Jul 2005 $M	2 Jul 2004 $M

5. Profit for the Period continued

	1 Jul 2005 $M	2 Jul 2004 $M
b) Other items		
Amortisation expense		
Brand names	**0.2**	–
Development costs	**1.8**	4.1
Other intangible assets	**0.3**	0.4
Total amortisation expense	**2.3**	4.5
Depreciation expense		
Buildings	**6.0**	3.0
Plant and equipment	**83.6**	75.3
Total depreciation expense	**89.6**	78.3
Bad and doubtful debts expense		
Trade debtors	**1.1**	1.5
Other debtors	**–**	0.4
Total bad and doubtful debts expense	**1.1**	1.9
Rentals – operating leases	**30.4**	19.6
Defined benefit superannuation plan expenses	**3.4**	5.3
Employees Share Plan expenses	**2.8**	2.7
Employee benefits	**24.8**	24.9
Foreign exchange gain	**4.1**	6.7
Write (back) down of inventories to net realisable value	**(0.2)**	0.6
Write down of investments to recoverable amount	**0.1**	0.1
Loss from disposal of property, plant and equipment	**0.3**	8.4
Impairment of goodwill	**–**	2.1

6. Income Tax Expense

	1 Jul 2005 $M	2 Jul 2004 $M
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit at the Australian rate of 30%	**61.5**	55.7
Tax effect of permanent differences –		
Non-allowable expenses	**1.8**	2.4
Other items	**(0.3)**	0.1
Overseas tax rates differential	**0.8**	2.3
Overseas withholding tax	**(4.0)**	2.8
Amounts not recorded in deferred income tax assets	**0.1**	(2.8)
Adjustments for current income tax of prior periods	**–**	0.7
Income tax expense	**59.9**	61.2
Income tax expense comprises –		
Current expense	**64.2**	63.6
Deferred benefit	**(4.3)**	(3.1)
Adjustments for current income tax of prior periods	**–**	0.7
	59.9	61.2

7. Financial Reporting by Geographic and Business Segments

	1 Jul 2005 $M	2 Jul 2004 $M	1 Jul 2005 $M	2 Jul 2004 $M	1 Jul 2005 $M	2 Jul 2004 $M
	Revenue from sales of beverages and food		**Other revenue**		**Total revenues**	
Beverage business						
Australia	**1,023.0**	988.0	**23.1**	4.6	**1,046.1**	992.6
Pacific[1]	**219.8**	199.4	**0.4**	0.2	**220.2**	199.6
South Korea	**310.5**	288.2	**3.5**	2.4	**314.0**	290.6
Indonesia & PNG	**178.1**	188.4	**4.6**	1.9	**182.7**	190.3
Total beverage	**1,731.4**	1,664.0	**31.6**	9.1	**1,763.0**	1,673.1
Food business						
SPCA[2] Australia	**141.9**	–	**1.9**	–	**143.8**	–
Total food	**141.9**	–	**1.9**	–	**143.8**	–
Corporate/unallocated	–	–	**44.1**	30.1	**44.1**	30.1
Total CCA Group	**1,873.3**	1,664.0	**77.6**	39.2	**1,950.9**	1,703.2

	Segment result – earnings before interest and tax 1 Jul 2005 $M	2 Jul 2004 $M
Beverage business		
Australia	**217.8**	198.4
Pacific[1]	**37.5**	37.5
South Korea	**0.9**	12.9
Indonesia & PNG	**11.3**	10.4
Total beverage	**267.5**	259.2
Food business		
SPCA[2] Australia	**17.2**	–
Total food	**17.2**	–
Corporate/unallocated	**(17.3)**	(16.5)
Total CCA Group	**267.4**	242.7

	Assets 1 Jul 2005 $M	2 Jul 2004 $M	**Liabilities** 1 Jul 2005 $M	2 Jul 2004 $M	**Net assets** 1 Jul 2005 $M	2 Jul 2004 $M
Beverage business						
Australia	**1,868.8**	1,704.3	**326.1**	298.3	**1,542.7**	1,406.0
Pacific[1]	**418.9**	392.6	**56.0**	60.0	**362.9**	332.6
South Korea	**948.8**	957.9	**143.5**	123.6	**805.3**	834.3
Indonesia & PNG	**369.8**	390.7	**112.3**	116.7	**257.5**	274.0
Total beverage	**3,606.3**	3,445.5	**637.9**	598.6	**2,968.4**	2,846.9
Food business						
SPCA[2] Australia	**901.2**	–	**69.4**	–	**831.8**	–
Total food	**901.2**	–	**69.4**	–	**831.8**	–
Corporate/unallocated	**50.7**	29.9	**88.6**	58.0	**(37.9)**	(28.1)
Total segments	**4,558.2**	3,475.4	**795.9**	656.6	**3,762.3**	2,818.8
Assets and liabilities excluded from above[3]	**210.2**	334.4	**2,700.1**	2,298.6	**(2,489.9)**	(1,964.2)
Total CCA Group	**4,768.4**	3,809.8	**3,496.0**	2,955.2	**1,272.4**	854.6

7. Financial Reporting by Geographic and Business Segments continued

	Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[4]	
	1 Jul 2005 $M	2 Jul 2004 $M	1 Jul 2005 $M	2 Jul 2004 $M	1 Jul 2005 $M	2 Jul 2004 $M
Beverage business						
Australia	**43.9**	37.2	**12.0**	8.6	**74.5**	45.2
Pacific[1]	**8.4**	7.5	**1.9**	2.1	**9.7**	3.9
South Korea	**15.6**	16.8	**8.3**	8.9	**16.9**	24.7
Indonesia & PNG	**19.5**	20.7	**2.3**	5.4	**40.4**	9.9
Total beverage	**87.4**	82.2	**24.5**	25.0	**141.5**	83.7
Food business						
SPCA[2] Australia	**4.4**	–	**0.7**	–	**558.0**	–
Total food	**4.4**	–	**0.7**	–	**558.0**	–
Corporate/unallocated	**0.1**	0.6	**0.6**	2.5	**-**	0.2
Total CCA Group	**91.9**	82.8	**25.8**	27.5	**699.5**	83.9

1 The Pacific segment comprises the New Zealand and Fiji operations.
2 SPCA refers to SPC Ardmona Limited Group.
3 Assets and liabilities shown against each segment exclude current and deferred income tax balances and assets and liabilities which relate to the Group's financing activity.
4 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure.

The Group operates in two business segments being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages, and the food industry (SPCA) in which it processes and markets fruit, vegetables and other food products.

8. Issues of Ordinary Shares During the Half Year

	1 Jul 2005 No.	2 Jul 2004 No.	1 Jul 2005 $M	2 Jul 2004 $M
Fully paid ordinary shares				
Balance at the beginning of the half year	**707,689,757**	699,473,202	**1,627.8**	1,587.4
Shares issued in respect of –				
Dividend Reinvestment Plan	**629,943**	771,941	**4.9**	4.8
Employee Share Plan	**-**	210,484	**-**	1.3
Executive Option Plan	**2,479,578**	2,627,950	**14.4**	11.1
Purchase of SPC Ardmona Limited	**34,208,783**	–	**275.7**	–
Total movement	**37,318,304**	3,610,375	**295.0**	17.2
Closing balance	**745,008,061**	703,083,577	**1,922.8**	1,604.6
Fully paid non-participating shares	**43,650,755**	43,650,755	**43.7**	43.7
Total contributed equity			**1,966.5**	1,648.3

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders (subject to a maximum of 100,000 shares per beneficial holder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 26 August 2005.

	1 Jul 2005 ¢	1 Jul 2005 $M	2 Jul 2004 ¢	2 Jul 2004 $M

9. Dividends Paid and Proposed

a) Dividends paid during the half year

Final dividend in respect of prior financial year (franked to 100%) (2004: 75%)	**15.5**	**109.9**	13.0	91.2

b) Dividends proposed and not recognised as a liability

Subsequent to the end of the half year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	14.0	14.0	104.5	3 October 2005

	1 Jul 2005 $	2 Jul 2004 $

10. Net Tangible Asset Backing

Net tangible asset backing per ordinary share – excluding IBAs	**(0.82)**	(0.84)
Net tangible asset backing per ordinary share – including IBAs	**1.15**	1.18

	1 Jul 2005 $M	2 Jul 2004 $M

11. Consolidated Cash Flow Statements

Non-cash investing and financing activities

Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**4.9**	4.8
Shares issued as consideration for purchase of SPC Ardmona Limited shares	**275.7**	–
Other creditors in relation to acquisitions (amounts to be paid post balance date)	**12.0**	–

Reconciliation of cash and cash equivalents

Cash on hand and in banks	**81.7**	63.2
Short term deposits	**117.9**	126.8
Bills of exchange	**–**	135.4
Bank overdrafts	**–**	(5.2)
	199.6	320.2

	1 Jul 2005 $M	31 Dec 2004 $M

12. Contingent Assets and Liabilities

Contingent liabilities existed at the end of the half year in respect of –		
Termination payments under service agreements	**18.1**	10.5
Other guarantees	**3.2**	1.3
	21.3	11.8

13. Change in Composition of Entity

Acquisition of SPC Ardmona Limited Group

CCA gained 100% control of SPC Ardmona Limited Group (SPCA) on 25 February 2005. The purchase consideration for the acquisition, comprising cash and shares, totalled $523.9 million, including directly associated costs. CCA paid SPCA shareholders $2.05 in cash or 0.2936 of its own shares for each SPCA share.

In connection with the acquisition, CCA issued 34,208,783 ordinary shares with a fair value of $8.06 each based on the share price as at 25 February 2005.

From the date of acquisition, SPCA ungeared business has contributed revenues of $143.9 million and $11.8 million to the net profit of the Group.

Acquisition of Northern Territory Coca-Cola bottling agreement and related assets

CCA acquired the Northern Territory Coca-Cola franchise business assets of Parmalat Australia Ltd on 28 January 2005. The purchase consideration for the acquisition totalled $29.3 million, including directly associated costs.

From the date of acquisition, the Northern Territory franchise has contributed revenues of $11.9 million and $1.3 million to the net profit of the Group.

Acquisition of CCA Indonesia outside equity interests

CCA acquired the remaining 4.84% interest in PT Coca-Cola Bottling Indonesia on 8 February 2005 for a purchase consideration of $30.0 million. The shares in this company were previously held by Indonesian parties who were bound by undertakings to CCA.

If the combinations had taken place at the beginning of the year, the normal ordinary profit for the Group would have been $146.0 million and revenue would have been $2,009.9 million.

13. Change in Composition of Entity continued

The fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are –

	SPCA		Northern Territory Coca-Cola franchise		Indonesia	Total
	Recognised on acquisition $M	Carrying value $M	Recognised on acquisition $M	Carrying value $M	Recognised on acquisition $M	Recognised on acquisition $M
Current assets						
Cash and cash equivalents	8.9	8.9	–	–	–	8.9
Trade and other receivables	68.0	68.8	–	–	–	68.0
Inventories	242.4	241.5	1.1	1.2	–	243.5
Prepayments	10.1	10.1	–	–	–	10.1
Total current assets	329.4	329.3	1.1	1.2	–	330.5
Non-current assets						
Other receivables	0.3	0.5	–	–	–	0.3
Investments in bottlers' agreements	–	–	28.0	–	–	28.0
Property, plant and equipment	190.7	213.2	0.7	5.5	–	191.4
Intangible assets	99.4	76.2	–	–	–	99.4
Deferred income tax assets	4.4	–	–	–	–	4.4
Total non-current assets	294.8	289.9	28.7	5.5	–	323.5
Total assets	624.2	619.2	29.8	6.7	–	654.0
Current liabilities						
Trade and other payables	66.8	66.8	–	–	–	66.8
Interest bearing liabilities	0.4	0.4	–	–	–	0.4
Provisions	12.4	12.4	0.1	0.2	–	12.5
Accrued charges	49.6	38.9	0.3	–	–	49.9
Total current liabilities	129.2	118.5	0.4	0.2	–	129.6
Non-current liabilities						
Interest bearing liabilities	234.0	234.0	–	–	–	234.0
Deferred income tax liabilities	–	5.0	–	–	–	–
Provisions	1.0	1.0	0.1	–	–	1.1
Total non-current liabilities	235.0	240.0	0.1	–	–	235.1
Total liabilities	364.2	358.5	0.5	0.2	–	364.7
Net assets	260.0	260.7	29.3	6.5	–	289.3
Fair value of net assets	260.0		29.3		–	289.3
Goodwill arising on acquisition	263.9		–		23.3	287.2
Outside equity interests in equity acquired	–		–		6.7	6.7
	523.9		29.3		30.0	583.2
Consideration –						
• Shares issued, at fair value	275.7		–		–	275.7
• Cash paid	241.8		25.5		20.0	287.3
• Deferred cash settlement	–		2.0		10.0	12.0
• Costs associated with the acquisition	6.4		1.8		–	8.2
Total consideration	523.9		29.3		30.0	583.2
The net cash outflow on acquisition is as follows –						
Net cash acquired	8.9		–		–	8.9
Cash paid, including costs	(248.2)		(27.3)		(20.0)	(295.5)
Net cash outflow	(239.3)		(27.3)		(20.0)	(286.6)

14. Subsequent Events

Acquisition of Grinders Coffee business and assets

CCA announced on 10 August 2005 that it had purchased the business and assets of the Grinders Coffee Group (Grinders). Grinders founded in Melbourne in 1962, roasts, grinds, packs and sells coffee and provides coffee equipment and service to approximately 2,000 trade customers. Completion is subject to finalisation of related agreements.

Reduction of Capital

On 11 July 2005, the issued share capital of the Company was reduced by $43,650. This reduction was effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders, principally BAT Australia Pty Limited, of 1 cent for each 10 non-participating shares held by them (with any fractional entitlements rounded down).

Directors' Declaration

Coca-Cola Amatil Limited

The Directors declare that the consolidated financial statements and notes, set out on pages 21 to 43 –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and
c) give a true and fair view of the consolidated entity's financial position as at 1 July 2005 and of its performance for the half year ended 1 July 2005; and
d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have received and considered the certification from the Managing Director and Chief Financial Officer supporting the financial statements and statutory report for the half year ended 1 July 2005.

This declaration is made in accordance with a resolution of the Directors pursuant to section 303(5) of the Corporations Act 2001, dated 10th of August 2005.

On behalf of the Directors

T.J. Davis

Sydney
10th day of August 2005

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT REVIEW REPORT

To the members of Coca-Cola Amatil Limited

Scope

The financial report and directors' responsibility

The financial report comprises the income statements, balance sheets, cash flow statements, changes in equity statements and accompanying notes to the financial statements for the consolidated entity comprising both Coca-Cola Amatil Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the half-year ended 1 July 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Coca-Cola Amatil Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 1 July 2005 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Graham Ezzy
Partner
Sydney
10th August 2005